SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prince Employee Retirement Trust
One Prince Center
Holland, Michigan 49423

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PRICEWATERHOUSECOOPERS

JOHNSON CONTROLS, INC.

PRINCE EMPLOYEE RETIREMENT TRUST
FINANCIAL STATEMENTS AND REPORT
September 30, 2001 and 2000

PRICEWATERHOUSECOOPERS

JOHNSON CONTROLS, INC.
Prince Employee Retirement Trust
Index to Financial Statements and Report
September 30, 2001 and 2000

* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator
of the Prince Employee Retirement Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Prince Employee Retirement Trust (the "Plan") at September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

JOHNSON CONTROLS, INC.
Prince Employee Retirement Trust
Statements of Net Assets Available for Benefits
September 30, 2001 and 2000

	2001	2000
Assets		
Investments (See Note 3)	$ 274,339,600	$ 426,027,065
Receivables:		
Employer's contributions	17,663,772	15,026,652
Participant notes	7,089,050	6,966,146
Total receivables	24,752,822	21,992,798
Cash	42,556	281,583
Net assets available for benefits	$ 299,134,978	$ 448,301,446

The accompanying notes are an integral part of these financial statements.

JOHNSON CONTROLS, INC.
Prince Employee Retirement Trust
Statements of Changes in Net Assets Available for Benefits
For the Years Ended September 30, 2001 and 2000

	2001	2000
Additions		
Additions to net assets attributed to:		
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	$ (167,270,857)	$ 44,089,897
Interest and dividends	37,531,051	29,809,058
	(129,739,806)	73,898,955
Contributions:		
Participants'	13,004,949	12,483,570
Employer's	17,663,772	15,026,652
	30,668,721	27,510,222
Total (reductions) additions	(99,071,085)	101,409,177
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	50,082,360	60,138,541
Administrative expenses	13,023	8,582
Total deductions	50,095,383	60,147,123
Net (decrease) increase	(149,166,468)	41,262,054
Net assets available for benefits:		
Beginning of year	448,301,446	407,039,392
End of year	$ 299,134,978	$ 448,301,446

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

General

The Prince Employee Retirement Trust (the "Plan") is a defined contribution retirement plan which covers all eligible employees of Johnson Controls Interiors L.L.C. (the "Company"), excluding certain foreign subsidiaries. Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, losses or forfeitures of terminated participants' nonvested balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company can make discretionary contributions as determined by the Board of Directors. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after seven years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments to any of 15 investment options, including Johnson Controls, Inc. ("JCI") common stock. Participants may change their investment options on a daily basis.

Participant Notes

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their eligible account balance. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent as determined quarterly by the plan administrator. Principal and interest is paid ratably through weekly payroll deductions.

Benefit Payments

On termination of service due to death, disability or retirement, a participant may elect to receive distributions in one of the following ways: 1) a lump sum amount equal to the value of the participant's vested interest in his or her account; 2) annual installments over a period not to exceed 20 years; or 3) an annuity contract for the lifetime of the participant or the participant's spouse. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

At September 30, 2001 and 2000, forfeited nonvested accounts totaled $2,285,264 and $1,420,818, respectively. These accounts will be reallocated to the remaining participants' accounts in accordance with the Plan.

Administration

The Plan is administered by the Prince Employee Retirement Trust Committee. The custodian and recordkeeper of the Plan is Putnam Fiduciary Trust Company ("Putnam"). All significant administrative and other expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Investments are stated at fair value, as determined by using quoted market prices for traded securities as of the last business day of the plan year.

The change in the difference between fair value and the cost of investments held is combined with realized gains and losses on sales of investments and is reported in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair value of investments, including those individual investments that represent 5 percent or more of the Plan's assets, are as follows:

	September 30, 2001	September 30, 2000
Putnam Funds:		
Growth and Income, 1,781,130 and 1,923,274 shares, respectively	$ 30,243,579	$ 36,773,004
Income, 724,717 and 608,463 shares, respectively	4,790,380	3,851,568
Voyager, 2,408,571 and 2,291,072 shares, respectively	39,307,873	69,190,360
OTC and Emerging Growth, 2,399,864 and 1,561,060 shares, respectively	13,703,221	47,253,223
New Opportunities, 799,427 and 744,217 shares, respectively	27,116,551	70,053,188
Asset Allocation Growth, 1,157,307 and 977,251 shares, respectively	10,346,326	14,150,589
Asset Allocation Balanced, 1,636,628 and 1,351,501 shares, respectively	15,056,979	17,555,994
Asset Allocation Conservative, 288,513 and 261,975 shares, respectively	2,512,949	2,737,636
International Growth, 1,351,589 and 1,482,156 shares, respectively	24,720,572	40,714,832
Money Market, 67,008,534 and 72,724,531 shares, respectively	67,008,534	72,724,531
S&P 500 Index, 170,303 and 94,174 shares, respectively	4,286,517	3,237,689
Bond Index, 176,363 and 30,096 shares, respectively	2,098,720	317,512
Fidelity Puritan Fund, 257,541 and 82,159 shares, respectively	4,342,136	1,550,346
Janus Fund, 514,687 and 437,732 shares, respectively	11,148,123	20,013,091
JCI Common Stock, 270,649 and 487,022 shares, respectively	17,657,140	25,903,502
	$ 274,339,600	$ 426,027,065

The Plan's investments (depreciated) appreciated in fair value as follows:

	Year ended September 30, 2001	2000
Mutual funds	$ (172,515,351)	$ 49,313,546
JCI common stock	5,244,494	(5,223,649)
Net (depreciation) appreciation in fair value	$ (167,270,857)	$ 44,089,897

4. **Tax Status**

The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to certain provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6. **Party-in-Interest Transactions**

Transactions involving JCI common stock, participant loans, and the funds administered by Putnam, custodian of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

JOHNSON CONTROLS, INC.
Prince Employee Retirement Trust
Schedule of Assets (Held at End of Year)
September 30, 2001

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Current Value
* Putnam Funds:		
Growth and Income	1,781,130 shares	$ 30,243,579
Income	724,717 shares	4,790,380
Voyager	2,408,571 shares	39,307,873
OTC and Emerging Growth	2,399,864 shares	13,703,221
New Opportunities	799,427 shares	27,116,551
Asset Allocation Growth	1,157,307 shares	10,346,326
Asset Allocation Balanced	1,636,628 shares	15,056,979
Asset Allocation Conservative	288,513 shares	2,512,949
International Growth	1,351,589 shares	24,720,572
Money Market	67,008,534 shares	67,008,534
S&P 500 Index	170,303 shares	4,286,517
Bond Index	176,363 shares	2,098,720
* JCI Common Stock	270,649 shares	17,657,140
Fidelity Puritan Fund	257,541 shares	4,342,136
Janus Fund	514,687 shares	11,148,123
		$ 274,339,600
* Participant Loans	Due dates range from one to thirty years; 1% above prime rate	$ 7,089,050

* Indicates party-in-interest.

JOHNSON CONTROLS, INC.
Prince Employee Retirement Trust

Signature Page

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Prince Employee Retirement Trust Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PRINCE EMPLOYEE RETIREMENT TRUST

By: Dorothy Logemann

Dorothy Logemann
Director of Employee Services
JOHNSON CONTROLS, INC.

March 27, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated February 22, 2002 relating to the financial statements of the Prince Employee Retirement Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
March 28, 2002